EXHIBIT 12.1
BROWN-FORMAN CORPORATION
Computation of Ratios of Earnings to Fixed Charges
(Dollars in millions)

											Six
											Months
											Ended
	Year Ended April 30										October
	2006		2007		2008		2009		2010		31, 2010
Earnings available for fixed charges	$584.0		$626.5		$698.4		$673.0		$721.0		$413.1

Fixed Charges:
Interest incurred	$20.0		$36.1		$49.7		$36.0		$32.3		$14.1
Portion of rent expense deemed to represent interest factor	5.1		6.2		6.3		7.1		7.5		3.4

Fixed charges	$25.1		$42.3		$56.0		$43.1		$39.8		$17.5

Ratio of earnings to fixed charges	23.2	x	14.8	x	12.5	x	15.6	x	18.1	x	23.6	x